SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------


                                 SCHEDULE 14D-1
                             AMENDMENT NO. 1 TO THE
                             TENDER OFFER STATEMENT
      (Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934)

                            NTS-PROPERTIES VII, LTD.
                            (Name of Subject Company)

                                    ORIG, LLC
                                    (Bidder)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    62942E506
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                    ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Person Filing Statement)

                                    Copy to:

                             Michael J. Choate, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4066

                                September 2, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

 -------------------------------------------------------------------------------

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         1)       Names of Reporting Persons, I.R.S. Identification Nos.of Above
                  Persons (entities only): ORIG, LLC ("ORIG")

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         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
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         3)       SEC Use Only
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         4)       Sources of Funds (See Instructions): WC
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         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
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         6)       Citizenship or Place of Organization:  ORIG, LLC is a Kentucky
                  limited liability company.
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         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  ORIG beneficially owns 23,333 of the limited partnership interests in NTS-Properties VII., Ltd. (the "Partnership").
                  (1)
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         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
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         9)       Percent of Class Represented by Amount in Row 7: 4.12%
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         10)      Type of Reporting Person (See Instruction):   00
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         (1) ORIG  disclaims  beneficial  ownership of 7,539 of these  Interests consisting of: (i) 1,796 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); (ii) 5,738 Interests owned by BKK Financial, Inc., an Indiana corporation; and (iii) five Interests owned by the General Partner. Mr. J.D. Nichols is the Chairman of the Board of the corporate general partner of Ocean Ridge. Barbara Nichols, Mr. Nichols' wife, is the sole limited partner of Ocean Ridge. Mr. Nichols' wife and daughters are the sole owners of BKK Financial, Inc.

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         1)       Names of Reporting Persons, I.R.S. Identification Nos.of Above
                  Persons (entities only): J.D. Nichols
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Member  of  a  Group (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
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         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: J. D. Nichols is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount Beneficially Owned by Each Reporting  Person:
                  J. D. Nichols beneficially owns 23,333 of the limited partnership interests in the Partnership.(1)
--------------------------------------------------------------------------------


         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7: 4.12%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Nichols disclaims beneficial ownership of 9,118 of these Interests, consisting of: (i) 1,796 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) 5,738 Interests owned by BKK Financial, an Indiana corporation; and (iv) 1,579, or 10%, of the Interests owned by ORIG.

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




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         1)       Names of Reporting Persons, I.R.S. Identification Nos.of Above
                  Persons (entities only): Brian F. Lavin
--------------------------------------------------------------------------------


         2)       Check  the  Appropriate  Box  if  a  Membe  of  a  Group  (See
                  Instructions)
                  a.       |X|
                  b.       |_|
--------------------------------------------------------------------------------


         3)       SEC Use Only
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         4)       Sources of Funds (See Instructions): PF
--------------------------------------------------------------------------------


         5)       Check if Disclosure of Legal Proceedings is Required  Pursuant
                  to Items 2(e) or 2(f):          |_|
--------------------------------------------------------------------------------


         6) Citizenship or Place of Organization: Brian F. Lavin is a citizen of the U.S.A.
--------------------------------------------------------------------------------


         7)       Aggregate Amount  Beneficially Owned by Each Reporting Person:
                  Brian F. Lavin beneficially owns 23,333 of the limited partnership interests in the Partnership.(1)
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         8)       Check if the Aggregate Amount in Row 7 Excludes Certain Shares
                  (See Instructions):            |_|
--------------------------------------------------------------------------------


         9)       Percent of Class Represented by Amount in Row 7:  4.12%
--------------------------------------------------------------------------------


         10)      Type of Reporting Person (See Instruction):  IN
--------------------------------------------------------------------------------



         (1) Mr. Lavin disclaims beneficial ownership of 21,754 of these Interests, consisting of: (i) 1,796 Interests owned by Ocean Ridge; (ii) five Interests owned by the General Partner; (iii) 5,738 Interests owned by BKK Financial, an Indiana corporation; and (iv) 14,215, or 90%, of the Interests owned by ORIG.

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




                               AMENDMENT NO. 1 TO
                    TENDER OFFER STATEMENT ON SCHEDULE 14D-1

                                  INTRODUCTION

         This Amendment No. 1 dated November 2, 1999 supplements and amends the Tender Offer Statement on Schedule 14D-1 (the "Original Statement") filed with the Securities and Exchange Commission on September 2, 1999 by ORIG, LLC (the "Bidder") regarding an offer of the Bidder and NTS-Properties VII, a Florida limited partnership (the "Partnership" and, collectively with the Bidder, the "Offerors") to purchase in the aggregate up to 20,000 limited partnership interests in the Partnership. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated September 2, 1999 and the related Letter of Transmittal (which together constitute the "Offer") were included as exhibits to the Original Statement. Under the terms of the Offer, the Offerors offered to purchase in the aggregate up to 20,000 Interests at a Purchase Price of $6.00 per Interest, and the Offer was to expire at 12:00 midnight, Eastern Standard Time, on November 30, 1999. The Partnership notified the Limited Partners of the Offerors' intention to extend the Expiration Date of the Offer to December 15, 1999 with a notice sent to the Limited Partners on November 2, 1999. The Offerors also announced their intention to extend the Expiration Date with a Press Release dated November 2, 1999.

         This Amendment constitutes the first amendment to the Original Statement. This Amendment supplements and amends the Offer to extend the Expiration Date of the Offer to December 15, 1999. The November 2, 1999 Press Release of the Offerors is attached hereto as Exhibit (a)(6), and the Notice which was sent to the Limited Partners by the Partnership on November 2, 1999 is attached hereto as Exhibit (a)(7).

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder.
-------------------------------------------------------------------------

         The purpose of the Offer is to provide Limited Partners who desire to liquidate some or all of their investment in the Partnership with a method for doing so. With the exception of isolated transactions, no established secondary trading market for the Interests exists and it is unlikely that one will develop in the future. Transfers of Interests are subject to certain restrictions as set forth in the Partnership Agreement, including prior approval of the General
Partner. Interests that are tendered to the Partnership will be retired, although the Partnership may issue interests from time to time in compliance with the registration requirements of federal and state securities laws or any exemptions therefrom. Interests that are tendered to the Bidder will be held by the Bidder. Neither the Partnership nor the General Partner has plans to offer for sale any other additional interests, but each reserves the right to do so in the future.

         The Offer is generally not conditioned upon any minimum number of Interests being tendered, but is conditioned on, among other things, the absence of certain adverse conditions described in Section 6, "Certain Conditions of the Offer." The Offer will not be consummated, if,

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



in the opinion of the General Partner, there is a reasonable likelihood that purchases under the Offer would result in termination of the Partnership (as a partnership) under Section 708 of the Internal Revenue Code of 1986, as amended (the "Code"), or termination of the Partnership's status as a partnership for federal income tax purposes under Section 7704 of the Code. Further, the Offerors will not purchase Interests, if the purchase of Interests would result in the Interests being owned by fewer than three hundred (300) holders of record.

         The Offerors have agreed that the Partnership will purchase the first 10,000 Interests tendered during the Offer, and that, if more than 10,000 Interests are tendered, the Bidder will purchase up to an additional 10,000 Interests tendered on the same terms and conditions as those Interests purchased by the Partnership. If, on the Expiration Date (defined below), the Offerors determine that more than 20,000 Interests have been tendered during the Offer, each Offeror may: (i) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(1) promulgated under the Securities Exchange Act of 1934, as amended; or (ii) extend the Offer, if necessary, and increase the amount of Interests that the Offeror is offering to purchase to an amount that the Offeror believes to be sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer.

         If the Offer is oversubscribed, and the Offerors do not act in accordance with (i) or (ii) above, or if the Offerors act in accordance with (i) and (ii), above, but the Offer remains oversubscribed, then the Offerors will accept Interests tendered on or before the Expiration Date (defined below) for payment on a pro rata basis. In this case, the number of Interests purchased from a Limited Partner will be equal to a fraction of the Interests tendered, the numerator of which will be the total number of Interests the Offerors are willing to purchase and the denominator of which will be the total number of Interests properly tendered. Notwithstanding the foregoing, the Offerors will not purchase Interests tendered by a Limited Partner if, as a result of the purchase, the Limited Partner would continue to be a Limited Partner and would hold fewer than one hundred (100) Interests.

         The term "Expiration Date" shall mean 12:00 Midnight, Eastern Standard Time, on December 15, 1999, unless and until the Offerors extend the period of time for which the Offer is open, in which event "Expiration Date" will mean the latest time and date at which the Offer, as extended by the Offerors or the Bidder, expires. The Partnership may extend the Offer in its sole discretion by providing the Limited Partners with written notice of the extension; provided, however, that if the Offer is oversubscribed, the Partnership or the Bidder may, each in its sole discretion, extend the Offer by providing the Limited Partners with written notice of the extension.








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



Item 11.  Material to be Filed as Exhibits.
-------------------------------------------

         The response to Item 11 of the Schedule 14D-1 is hereby supplemented and amended as follows:

         (a)(6) Press Release by the Partnership and the Bidder dated November 2, 1999.
         (a)(7) Notice sent by Partnership to Limited Partners dated November 2, 1999.


                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    November 2, 1999                  ORIG, LLC,
                                           a Kentucky limited liability company.

                                           By: /s/ J. D. Nichols
                                               -----------------
                                               J.D. Nichols,
                                               Managing Member


                                 /s/ J. D. Nichols
                                 -------------------
                                 J. D. Nichols, individually



                                 /s/ Brian F. Lavin
                                 ------------------
                                 Brian F. Lavin, individually




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



                                    EXHIBITS


Exhibit
Number                        Description
------                        -----------
(a)(6)         Press Release by the Partnership and the Bidder dated November 2,
               1999

(a)(7)         Notice sent by Partnership to Limited Partners dated  November 2,
               1999




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



                                                                  EXHIBIT (a)(6)














     Press Release by the Partnership and the Bidder dated November 2, 1999

NTS-PROPERTIES VII ANNOUNCES EXTENTION OF EXPIRATION DATE FOR TENDER OFFER

Louisville, Kentucky, November 2, 1999. NTS-Properties VII and an Affiliate announced today the extension of the expiration date of the outstanding issuer tender that is scheduled to expire November 30, 1999.

The new expiration date of the offer will be December 15, 1999. The original tender offer to purchase up to 20,000 Limited Partnership Interests at $6.00 per interest commenced on September 2, 1999. Until December 15, 1999, NTS-Properties VII and the Affiliate will accept a total of up to 20,000 Limited Partnership Interest tendered pursuant to the terms and conditions of the Offer at the price of $6.00 per interest.


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



                                                                  EXHIBIT (a)(7)














    Notice Sent by the Partnership to Limited Partners dated November 2, 1999

NTS-Properties Associates VII
10172 Linn Station Road
Louisville, KY  40223


                                                               November 2, 1999


Dear NTS-Properties VII Investor:

           The expiration date for the Offer to Purchase interests of

                               NTS-Properties VII

                     has been extended to December 15, 1999!

The Partnership and the Affiliate have amended their Offer to Purchase, dated September 2, 1999, extending the expiration date to December 15, 1999. Payment for units will be mailed on or about December 21, 1999.

If you have already submitted paperwork to tender your units, no additional paperwork is required. You will automatically receive payment.

The expiration date of December 15, 1999 should allow more than enough time to complete the transactions before the end of the year. Therefore, if you have elected to tender your units, your 1999 Schedule K-1 should be your final K-1.

Except as set forth in this notice, the terms and conditions set forth in the Offer to Purchase and the related Letter of Transmittal are applicable in all respects to the Offer. This notice should be read in conjunction with the Offer to Purchase and the Letter of Transmittal.

If you have any questions  regarding  this offer,  please call (800) 387-7454 or
(800) 928-1492, extension 544.





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